NO ACT

P.E.
12/22/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15008692

Received SEC

FEB 04 2016

Washington, DC 20549

February 4, 2016

Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP
shilpi.gupta@skadden.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-4-16

Re: Ball Corporation
Incoming letter dated December 22, 2015

Dear Mr. Gupta:

This is in response to your letter dated December 22, 2015 concerning the shareholder proposal submitted to Ball by Arjuna Capital on behalf of Adam Seitchik. We also have received a letter on the proponent's behalf dated January 28, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

February 4, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ball Corporation
Incoming letter dated December 22, 2015

The proposal requests that Ball issue a report reviewing the company's policies, actions and plans to reduce BPA use in its products and set quantitative targets to phase out the use of BPA in light of reputational and regulatory risks.

There appears to be some basis for your view that Ball may exclude the proposal under rule 14a-8(i)(7), as relating to Ball's ordinary business operations. In this regard, we note that the proposal relates to Ball's product development. Accordingly, we will not recommend enforcement action to the Commission if Ball omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Ball Corp's December 22, 2016 Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brother's Inc., on behalf of Adam Seitchik.
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of Adam Seitchik, as his designated representative in this matter (hereinafter referred to as "Proponent"), who is a beneficial owner of shares of common stock of Ball Corporation (hereinafter referred to as "Ball" or the "Company"), and who has submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Ball, to respond to the letter dated December 22, 2015 sent to the Office of Chief Counsel by the Company, in which Ball contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(7).

We have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Ball's 2016 proxy statement because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; and (2) the Proposal does not seek to micro-manage the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Ball's Counsel Piotr E. Korzynski at piotr.korzynski@skadden.com.

The Proposal

The Resolved Clause of the Proposal, the full text of which is attached as Attachment A, requests:

> Ball issue a report (by October 2016, at reasonable cost, omitting proprietary information) reviewing the Company's policies, actions, and plans to reduce BPA use in its products and set quantitative targets to phase out the use of BPA, in light of reputational and regulatory risks.

The Whereas clause notes the risks associated with the use of Bisphenol A (BPA) in the epoxy-based coatings of containers, including human exposures, customer demand for alternatives, BPA bans in the US and abroad, the potential for future regulatory action, and material impacts on Ball's business.

The Company's letter argues that the Proposal may be excluded under rule 14a-8(c), stating, it concerns matters of ordinary business and "seeks to influence the Company's development, manufacture and sale of its packaging products." And that "such determinations also involve complex business decisions" which "cannot, as a practical matter, be subject to shareholder oversight."

The Company's view is inaccurate and we urge the Staff to deny the Company's no action request on the following grounds:

I. Rule 14a-8(i)(7). The Proposal is focused on a significant policy issue with a clear nexus to the Company and does not seek to micro-manage the Company.

In 1998, the Commission explained:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (the"1998 Release").

Consequently, a key question for consideration in determining the permissibility of a proposal is what does the proposal focus on. As the staff explained in Staff Legal Bulletin 14A (July 12, 2002), "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters.'"

Further, as the staff explained in Staff Legal Bulletin No. 14E (October 27, 2009), "In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be **appropriate for a shareholder vote**, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a **sufficient nexus exists between the nature of the proposal and the company**. [Proponent's emphasis]

The Staff also clarified in 2009, that "we are concerned that our application of the analytical framework discussed in SLB No. 14C may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues...On a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead **focus on the subject matter to which the risk pertains** or that gives rise to the risk. The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7)." [Proponent's emphasis]

A. **The Proposal is focused on minimizing or eliminating operations that may adversely affect the public's health and is therefore not excludable.**

As the Staff also stated in SLB No. 14E, "To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7)." The current Proposal is focused on Ball "minimizing or eliminating operations that may adversely affect...the public's health" and is therefore not excludable.

There are also many instances where proposals have addressed product content, materials used, and the need to innovate and develop alternatives, which have been found to not be excludable as ordinary business. These proposals have asked manufacturers to change materials or phase out chemicals where those materials posed significant policy issue of environmental harm. Examples include *Dow Chemical* (March 7, 2003) requesting report which included plans to phase out products and processes leading to admissions of persistent organic pollutants and dioxins, and *Baxter International* (March 1, 1999) requesting a policy to phase out the production of PVC containing or phthalate-containing medical supplies.

The Company cites *DENTSPLY Int'l Inc.* (Mar. 21, 2013) as an example of an excludable proposal requesting "a report summarizing the company's policies and plans for phasing out mercury from its products." In this case, Dentsply argued that the Staff should exclude the proposal as it had excluded proposals "the either do not raise a significant social policy issue, or that do so only ***incidentally***, but do not focus directly on the significant social policy issue involved in the company's products." [Proponent's emphasis] The Company's argument for exclusion was that sales of dental amalgam, which contained mercury, "represented less than 1% of the Company's total assets, net earnings, and gross sales." In stark contrast, the current Proposal, addresses (as stated by the Company) "packaging products, which comprise the core of the Company's packaging business." **Distinct from the Dentsply proposal, the current Proposal is focused directly on the significant social policy issue involving in the Company's products.**

The Company also cites *Danaher Corp.* (Mar. 8, 2013), where similar to the case of Dentsply, Danaher argued that the proposal related to operations involving dental amalgam which accounted for less than five percent of the company's assets, earnings, or gross sales, and were not otherwise significantly related to Danaher's business. Further Danaher argued that the sale of products containing mercury did not raise a significant social policy issue, stating, "While the staff has taken the position that in certain contexts company operations that generate mercury and pollute the environment may raise significant policy issues, the Staff has also concurred in other contexts that the sale of products containing mercury does not raise a significant policy issue" citing *The Home Depot, Inc.* (Mar. 4, 2009). In the case of Home Depot, Home Depot argued that products containing mercury "are among thousands of products offered for sale by the Company" and that "even where a proposal raises a policy issue, the issue must be more than just ethically or socially significant in the abstract; it must have a meaningful relationship to the business of the company." **The current Ball Proposal exhibits such "a meaningful relationship to the business of the company."**

The Company refers to three Staff permitted exclusions that were granted before 2009, stating that these proposals exhibited the commonality of asking for a report evaluating policies and procedures for systematically minimizing customers' exposure to toxic substances in products: *Family Dollar Stores, Inc.* (Nov. 6, 2007); *Walgreen Co.* (Oct. 13, 2006); and *Wal-Mart Stores, Inc.* (Mar. 24, 2006). It appears these proposals, which related to the evaluation of risk but that focused on significant policy issues may have been granted "unwarranted exclusion" as discussed in SLB No. 14C. Of perhaps more relevant note, all of these companies were in the retail business of selling a multitude of products, like The Home Depot [*The Home Depot, Inc.* (Mar. 4, 2009)], not manufacturing products containing toxins. This is distinct from the current case of Ball, which lines packaging materials with BPA as part of its core business.

The Proposal at hand is a public health proposal, with a significant nexus between the nature of the Proposal and the Company. Therefore, the Company's argument fails to lead to an exclusion.

B. The issue of human exposures to BPA is a very significant social policy issue involving the public's health.

Bisphenol A (BPA) exposure is clearly a significant policy issue regarding the public's health confronting the Company not only because exposure has been linked to negative human health effects including cancer and obesity (which are well established as significant policy issues), but also because the issue has become the subject of widespread public debate.

Mainstream Press Coverage

The media coverage regarding BPA and public human health are innumberable. The following reports represent only a few selected from 2015 alone, reporting on health impact, academic studies, regulatory actions, and consumer aversion to BPA, among other topics.

The New York Times, which hosts a chronology of the newspaper's coverage on BPA, addressed the issue facing Ball Corporation, that is reputational and regulatory risk, in depth in a June 2015 story entitled "Facing Consumer Pressure, Companies Start to Seek Safe Alternatives to BPA"[1] **specifically citing customers of Ball Corporation and underscoring the nexus between the issue and the Company**.

> Some food giants like General Mills and the Campbell Soup Company have shifted away from using bisphenol A, or BPA, a chemical commonly used in the coatings of canned goods to ward off botulism and spoilage. But in many instances, some health advocates say, companies do not disclose which products are now BPA-free.

Underlining the controversy surrounding BPA, *Newsweek* published an article in March 2015 entitled, "BPA is Fine, If You Ignore Most Studies About it."

> **Bisphenol-A (BPA) is either a harmless chemical that's great for making plastic or one of modern society's more dangerous problems. Depends whom you ask.** [Proponent's emphasis]
>
> BPA is in many types of plastics and the epoxy resins that line most aluminum cans, as well as thermal papers like receipts. It is an endocrine disruptor that mimics estrogen, a hormone especially important in sexual development, and the fact that it's all over the place worries many people. *Newsweek* spoke with about 20 scientists, leaders in the field of BPA research, and the majority say it is likely (though not certain) that the chemical plays a role in a litany of health concerns: obesity, diabetes, problems with fertility and reproductive organs, susceptibility to various cancers and cognitive/behavioral deficits like ADHD.
>
> But the plastic industry, researchers it funds and, most important, many regulatory agencies—including the U.S. Food and Drug Administration (FDA) and the European Food Safety Authority (EFSA)—say BPA is safe for humans at the levels people are exposed to.

1 http://www.nytimes.com/2011/04/12/business/energy-environment/12gas.html?_r=1&

There are numerous examples where industry has tried to sow doubt to keep products on the market when there is evidence to reasonably conclude they might not be safe, says Dr. Philippe Grandjean, a health researcher and physician at Harvard. Lobbying by chemical companies allowed lead to be used in gasoline for decades longer than necessary, and this needlessly damaged the developing brains of thousands of children, he says.

In June 2015, *Time* reported on the difficulty for consumers to be "BPA Free":[2]

"People should not be eating BPA. It's a known toxin," said Renee Sharp, EWG head of research. "But at the same time we don't know a ton about the alternative chemicals."

Researchers surveyed companies that manufacture more than 250 food brands for the study and found that 12% used BPA-free cans for all canned goods, 14% used some BPA-free cans and 31% used exclusively BPA-lined cans. The remaining 43% did not provide adequate data. Amy's Kitchen, American Tuna and Tyson Foods are among the companies that have eliminated BPA entirely.

So what do you do if you want to avoid BPA entirely? Good luck.

"Don't eat canned food, eat fresh food," said Sharp. [Proponent's emphasis]

In July 2015, *The Washington Post* went so far as to provide readers a BPA free shopping guide, in an article entitled, "Worried about PVC and BPA? A toxic-free back-to-school shopping guide.":[3]

BPA, or bisphenol A, is used in plastics to make them stronger. Research has linked the chemical to reproductive problems, cancer and other health problems. The Food and Drug Administration in 2012 banned the use of BPA in baby bottles and toddler sippy cups, but it is still used in many water bottles and lunchboxes.

Advocates recommend buying stainless-steel or glass water bottles or stainless-steel lunchboxes, which are more environmentally sustainable and do not leach harmful chemicals into food or liquids.

In December 2015, *The New York Times* reported, "BPA in Cans and Plastic Bottles Linked to Quick Rise in Blood Pressure":[4]

People who regularly drink from cans and plastic bottles may want to reconsider: A new study shows that a common chemical in the containers can seep into beverages and raise blood pressure within a few hours.

The research raises new concerns about the chemical bisphenol A, or BPA, which is widely found in plastic bottles, plastic packaging and the linings of food and beverage cans. Chronic exposure to BPA, as it is commonly known, has been associated with heart disease, cancer and other health problems. But the new study is among the first to show that a single exposure to the chemical can have a direct and fairly immediate impact on cardiovascular health.

---

[2] http://time.com/3905842/bpa-free-canned-food/

[3] https://www.washingtonpost.com/local/education/worried-about-pvc-and-bpa-a-toxic-free-back-to-school-shopping-guide/2015/07/29/1ed744e0-3613-11e5-b673-1df005a0fb28_story.html

[4] http://well.blogs.nytimes.com/2014/12/08/bpa-in-cans-and-plastic-bottles-linked-to-quick-rise-in-blood-pressure/

The study found that when people drank soy milk from a can, the levels of BPA in their urine rose dramatically within two hours – and so did their blood pressure. But on days when they drank the same beverage from glass bottles, which don't use BPA linings, there was no significant change in their BPA levels or blood pressure.

"I think this is a very interesting and important study that adds to the concern about bisphenol A," said Dr. Michels, an associate professor at Harvard Medical School and Brigham and Women's Hospital. "It raises a lot of questions. We have such a high rate of hypertension in this country, which has risen, and we haven't really thought of bisphenol A and its use in cans as one of the causes of that. " [Proponent's emphasis]

In September 2015, *Scientific American*, reported on BPA's link to reproductive health in an article entitled, "BPA Linked to Low Birth Weights in Baby Girls.":[5]

Girls born to mothers with high levels of BPA in their system during the first trimester of pregnancy weigh less at birth than babies with lower exposure, according to a new study.

The study adds to evidence that fetal exposure to the ubiquitous chemical bisphenol-A (BPA) may contribute to fetal developmental problems. Low birth weights are linked to a host of health problems later in life, such as obesity, diabetes, infertility and heart disease.

In October 2015, *The Baltimore Sun* reported:

Researchers at Stanford University and the Johns Hopkins University's Bloomberg School of Public Health say school-prepared meals may contain unsafe levels of bisphenol A, or BPA. Often found in canned foods and plastic packaging, the widely used chemical can mimic human hormones. Research has shown it can harm the developing brains and bodies of fetuses, infants and children.

"There are known sources of BPA being used in school food," said Jennifer C. Hartle, a postdoctoral research fellow at Stanford and lead author of the study, which was recently published in the Journal of Exposure Science and Environmental Epidemiology.

Regulatory Risk

Regulatory risk from BPA use became a material business risk in 2012, when the US Food and Drug Administration (FDA) banned the use of BPA in baby bottles and children's cups. *The New York Times* reported in an article entitled "F.D.A. Makes it Official, BPA Can't Be Used in Baby Bottles and Cups:[6]

The Food and Drug Administration said Tuesday that baby bottles and children's drinking cups could no longer contain bisphenol A, or BPA, an estrogen-mimicking industrial chemical used in some plastic bottles and food packaging.

Manufacturers have already stopped using the chemical in baby bottles and sippy cups, and **the F.D.A. said that its decision was a response to a request by the American Chemistry**

[5] http://www.scientificamerican.com/article/bpa-linked-to-low-birth-weights-in-baby-girls/
6 http://www.nytimes.com/2012/07/18/science/fda-bans-bpa-from-baby-bottles-and-sippy-cups.html?_r=0

> **Council, the chemical industry's main trade association, that rules allowing BPA in those products be phased out, in part to boost consumer confidence.**
>
> **The chemical can leach into food, and a study of over 2,000 people found that more than 90 percent of them had BPA in their urine.** Traces have also been found in breast milk, the blood of pregnant women and umbilical cord blood. [Proponent's emphasis]

Canada, the European Union, and at least five other countries have enacted bans similar to the FDA's. Japan took BPA out of can linings in the 1990's. And while the FDA has not banned BPA from all food packaging, it has stated it will continue to examine the ongoing research of BPA's effects on health.

The aforementioned June 2015 *New York Times* article[7] touched on the regulatory risk facing the Company:

> The F.D.A. is also collaborating with the National Toxicology Program on a long-term rodent study that will most likely not produce definitive answers for at least two years. The Environmental Working Group has criticized the agency for declaring BPA safe before the completion of its study, and **the F.D.A. has said it will "update its assessment if warranted."** [Proponent's emphasis]

In September 2015, *Reuters* reported on recent BPA regulatory action and risk in an article entitled, "France's highest court backs restrictions on BPA plastics chemical.":[8]

> **France's constitutional court upheld on Thursday restrictions on selling and importing bisphenol A (BPA),** a chemical used to stiffen plastics that some studies suggest poses health risks.
>
> Europe's food safety watchdog said in January that BPA posed no health risk to consumers of any age, including unborn children, at current levels of exposure.
>
> **The body acknowledged that the chemical could leach from containers into foods and drinks.** Some studies have suggested possible links to everything from cancer to heart disease to infertility to kidney and liver problems. [Proponent's emphasis]

In May 2015, *Reuters* also reported on BPA regulatory risk in California, in an article entitled "California may require warnings on products containing chemical BPA."[9]

> **Plastic drinking bottles, canned goods and other items containing the chemical bisphenol-A (BPA) distributed in California might soon be required to carry a label disclosing that the compound can cause reproductive harm to women**. [Proponent's emphasis]
>
> Thursday's decision by a board of scientific experts to include BPA on a list of chemicals known to cause harm is the latest in a years-long dispute between state experts and the chemical industry, which says the substance is safe.

---

[7] http://www.nytimes.com/2011/04/12/business/energy-environment/12gas.html?_r=1&
[8] http://www.reuters.com/article/us-france-bisphenol-idUSKCN0RH2MK20150917
[9] http://www.reuters.com/article/us-usa-california-plastics-idUSKBN0NT2F220150510

The decision was welcomed by the Natural Resources Defense Council, an environmental group, which called it "an important step forward in protecting public health."

Agencies & Non-governmental Organization Concern

Agency and non-governmental organizations also highlight the significance of this social policy issue.

The Breast Cancer Fund reports:[10]

> "Despite these important controversies over the form and amount of BPA to which developing and adult humans are exposed, considerable data indicate that exposure of humans to BPA is associated with increased risk for cardiovascular disease, miscarriages, decreased birth weight at term, breast and prostate cancer, reproductive and sexual dysfunctions, altered immune system activity, metabolic problems and diabetes in adults, and cognitive and behavioral development in young children.

Safer States, a network of environmental health coalitions, notes:[11]

> When BPA is in our cans and bottles, it doesn't just stay there — it leaches out into the foods they contain. And from there, into us. Testing from the Centers for Disease Control revealed BPA in nearly 95% of Americans tested.
>
> In response to state policy leadership the US FDA banned BPA from baby bottles, sippy cups and infant formula cans. But BPA is still found in canned food and beverages, some sports water bottles, receipt paper, dental sealants, and paper money.

The National Institute of Environmental Health Sciences states: [12]

> One reason people may be concerned about BPA is because human exposure to BPA is widespread. The 2003-2004 National Health and Nutrition Examination Survey (NHANES III) conducted by the Centers for Disease Control and Prevention (CDC) found detectable levels of BPA in 93% of 2517 urine samples from people six years and older. The CDC NHANES data are considered representative of exposures in the United States. Another reason for concern, especially for parents, may be because some animal studies report effects in fetuses and newborns exposed to BPA.

C. BPA has a Clear Nexus to the Company

It is also important to observe that there is nexus between this issue and the Company specifically. Ball's issues with BPA have been identified in numerous venues.

As cited above, *The New York Times* June 2015 story entitled "Facing Consumer Pressure, Companies Start to Seek Safe Alternatives to BPA"[13] **specifically cites customers of Ball Corporation and underscores the nexus between the issue and the Company**.

---

[10] http://www.breastcancerfund.org/clear-science/radiation-chemicals-and-breast-cancer/bisphenol-a.html
[11] http://www.saferstates.com/toxic-chemicals/bisphenol-a/
[12] https://www.niehs.nih.gov/health/topics/agents/sya-bpa/
13 http://www.nytimes.com/2011/04/12/business/energy-environment/12gas.html?_r=1&

A 2012 article in Packaging Digest[14] outlined the regulatory risk facing Ball and reported on the company's position, illustrating the nexus between the Company and the issue:

> Ball Corp.: Scott McCarty, director, corporate relations at Ball Corp., sent the company's official statement, which says, "Ball recognizes that significant interest exists in offering alternatives to epoxy-based coatings, and we have been proactively working with coatings suppliers and our customers to evaluate next-generation coatings. Ball has converted some foods to cans that use an FDA-approved non-epoxy-based coating, typically involving less acidic products. We are committed to responding to our customers' needs. If interest continues in non-epoxy-based coatings, Ball will offer cans with those coatings when the coatings become commercially available."

A March 2015 *Wired* article entitled "The Secret Life of the Aluminum Can, a Feat of Engineering" references Ball Corporation 14 times and BPA 31 times:[15]

> Can makers argue that modern society offers plenty of exposure to BPA outside of cans, and that it's been deemed safe; that the quantity of BPA in each can is minuscule, and that even less migrates into foods and beverages. Nevertheless, Frederick vom Saal, a respected biologist, won't buy canned foods or beverages, and won't allow polycarbonate plastics in his home. In a 2010 interview with Elizabeth Kolbert, in the Yale University online magazine Environment 360, he said, **"Right now, it is the most studied chemical in the world. NIH has $30 million of ongoing studies of this chemical. Do you think that federal officials in Europe, the United States, Canada, and Japan, would all have this as the highest priority chemical to study, if there were only a few alarmists saying it was a problem?"**
>
> Because of BPA, everybody dances around what to call the can's internal corrosion inhibitor. The FDA calls it a resinous and polymeric coating. **At Can School, Ball employees called it an organic coating, or water-based polymer. The EPA calls it a chemical pollutant. Health researchers call it an endocrine disruptor, and a chronic toxin.** [Proponent's emphasis]

In February 2015, Mother Jones reported on BPA's use in beer cans, referencing beer company supplier Ball's BPA fact sheet, in an article entitled, "The Dangerous Chemical Lurking in Your Beer Can.":[16]

> Sure, massive conglomerates like Miller SAB and AB InBev (maker of Budweiser) use BPA-lined cans. But so do craft beer makers.
>
> But here's the thing: Like most other commercially available cans, beer cans are lined with epoxy that contains bisphenol A (BPA), a chemical that keeps foods from reacting to aluminum, but that has also become associated with a range of ailments, including cancer, reproductive trouble, and irregular brain development in kids. BPA is well established as an endocrine-disrupting chemical, meaning that it likely causes hormonal damage at extremely low levels. The question is whether we get enough of it in beer (and other canned goods) to cause harm.
>
> As for Oskar Blues, the brewer whose work I so admire and that launched the can craze among craft brewers, it continues to offer its product only in cans (with the exception of kegged beer at bars). The company is holding a line that it has maintained for years: It's seeking viable BPA-free

---

14 http://www.packagingdigest.com/shipping-containers/bpa-packaging-defying-pressure

15 http://www.wired.com/2015/03/secret-life-aluminum-can-true-modern-marvel/

16 http://www.motherjones.com/tom-philpott/2015/02/no-i-cant-why-im-turning-away-canned-craft-beer

cans, but so far hasn't found them. "We are staying on top of this issue, not much has changed in the last few years," marketing director Chad Melis said. He added that a BPA-free can lining does exist, but it's only approved for low-acid foods like beans. "The FDA will not approve BPA-free linings for use with other foods that have a level of acidity (beer, tomatoes, soda, etc.) due to the fact that acidic foods are able to react with the metal through the container's lining if the lining hasn't been hardened with BPA, therefore defeating the purpose of the lining altogether," he wrote in an email. **He directed me to this BPA fact sheet (PDF) from its can supplier, Ball, the globe's largest aluminum can maker, and noted the recent pro-BPA decisions from the FDA and the European Food Safety Authority.** [Proponent's emphasis]

Ball, itself, acknowledges the risk of BPA regulation to its business in the Company's 10-K:

> A significant change in these regulatory agency statements, adverse information concerning BPA, or rulings made within certain federal, state, provincial and local jurisdictions could have a material adverse effect on our business, financial condition or results of operations.

Investor Concern

The investor community has also voiced concerns over BPA.

Shareholders have voted on the issue of BPA in prior proposals presented on the proxies of Coca-Cola in 2010 and 2011, which received 22% and 26% of votes from mainstream investors respectively.

The Investor Environmental Health Network published a paper in 2008 entitled, "Public Awareness Drives Market for Safer Alternatives: Bisphenol A Market Analysis Report," noting heightened public awareness and the resulting concerns over health effects from exposure to this chemical through food contact applications have changed some markets for BPA.[17]

D. The Proposal Does Not Seek To Micro-manage the Company

The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The proposal is not seeking any intricate details, nor does it seek to implement complex policies. As demonstrated above, the issue has entered the mainstream media, such that it does not constitute a complex issue that is beyond the ability of shareholders to understand or make decisions about with respect to how to vote on the Proposal.

The evidence presented above demonstrates how BPA represents a significant policy issue confronting the industry. This issue has spurred academic, industry, and public debate, has been featured in the mainstream press, and has lead to regulatory and legal action over the last year. Accordingly, we urge the Staff not to concur with the Company's "ordinary business" arguments.

---

[17] http://www.iehn.org/publications.reports.bpa.php

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 578-4123 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement

cc: Piotr E. Korzynski
Counsel
piotr.korzynski@skadden.com

Attachment A

Whereas: Ball is one of the world's leading suppliers of metal packaging to the beverage and food products industries, with consumer facing customers including The Coca-Cola Company, PepsiCo, and Unilever. Ball uses epoxy-based coatings containing Bisphenol A (BPA), a potentially hazardous chemical, to line its containers.

BPA can leach out of these linings, resulting in human exposures. BPA is a synthetic estrogen, first approved by the US Food and Drug Administration (FDA) in the 1960's, which has been linked to health effects including cancer, obesity, abnormal brain development and reproductive problems. Testing from the Centers for Disease Control revealed BPA in 93% of Americans tested.

The *New York Times* reported in June of this year, "some food giants like General Mills and the Campbell Soup Company have shifted away from using bisphenol A."

Ball has responded in part to these concerns by converting some cans to an FDA-approved non-epoxy-based coating, which, for example, it sells to customer Eden Foods. The company has stated it is "committed to responding to our customers' needs" and "recognizes significant interest exists in non epoxy-based coatings."

Regulatory risk surrounding BPA use is high particularly in light of consumer concerns, evidenced by the FDA's 2012 ban of BPA in baby bottles and children's cups. The *New York Times* reported:

"Manufacturers have already stopped using the chemical in baby bottles and sippy cups, and the F.D.A. said that its decision was a response to a request by the American Chemistry Council, the chemical industry's main trade association, that rules allowing BPA in those products be phased out, in part to boost consumer confidence."

Canada, the European Union, and at least five other countries have enacted bans similar to the FDA's. Japan took BPA out of can linings in the 1990's. And while the FDA has not banned BPA from all food packaging, it has stated it will continue to examine the ongoing research of BPA's effects on health.

Ball acknowledges in the company 10-K that "a significant change in these regulatory agency statements, adverse information concerning BPA, or rulings made within certain federal, state, provincial and local jurisdictions could have a material adverse effect on our business, financial condition or results of operations."

Resolved: Shareholders request Ball issue a report (by October 2016, at reasonable cost, omitting proprietary information) reviewing the Company's policies, actions, and plans to reduce BPA use in its products and set quantitative targets to phase out the use of BPA, in light of reputational and regulatory risks.

Supporting Statement: We believe a report adequate for investors to assess the Company's strategy would discuss progress toward evaluating alternatives to current epoxy-based coatings, regulatory risk, and customer demand given the reputational risk of BPA use in consumer products.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
312-407-0738
DIRECT FAX
312-407-8580
EMAIL ADDRESS
SHILPI.GUPTA@SKADDEN.COM

December 22, 2015

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Ball Corporation – 2016 Annual Meeting
Omission of Shareholder Proposal of Adam Seitchik

Ladies and Gentlemen:

We are writing on behalf of Ball Corporation, an Indiana corporation (the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Company may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Arjuna Capital/Baldwin Brothers Inc., on behalf of their client Adam Seitchik (collectively, the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2016 annual meeting of shareholders (the "2016 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2016 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if it submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

On November 14, 2015, the Company received the Proposal from the Proponent, accompanied by a cover letter, a client authorization and a custodian letter via email and certified mail. Copies of the Proposal and the foregoing materials are attached hereto as Exhibit A.

The text of the resolution contained in the Proposal is copied below:

> **Resolved**: Shareholders request that Ball issue a report (by October 2016, at reasonable cost, omitting proprietary information) reviewing the Company's policy actions, and plans to reduce BPA use in its products and set quantitative targets to phase out the use of BPA, in light of reputational and regulatory risks.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission defines "ordinary business" as referring not necessarily to matters that are "'ordinary' in the common meaning of the word," but instead to the term as "rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business operation." Accordingly, the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal implicates both of these considerations by seeking a report on particular substances used in the Company's products and by asking the Company to develop a plan to reduce the use of those substances. In particular, the Proposal requests that the Company issue a report "reviewing the Company's policy actions, and plans to reduce [bisphenol-A ('BPA')] use in its products" and "set quantitative targets to phase out the use of BPA." Such request seeks to influence the Company's development, manufacture and sale of its packaging products, which comprise the core of the Company's packaging business. In this regard, and as the supporting statement itself acknowledges, the Company "is one of the world's leading suppliers of metal packaging to the beverage and food products industries." The determination of which substances should be included in the Company's packaging products, therefore, are fundamental to the development, manufacture and sale of its packaging products. Such determinations also involve complex business decisions that require management to take into account a multitude of factors such as cost, quality, availability of materials, regulations, competition, pricing and marketability of the final product, among others. Thus, given their complexity, these determinations cannot, as a practical matter, be subject to shareholder oversight.

Illustrating this complexity, we note that implementation of the Proposal might put the Company at a significant competitive disadvantage relative to its competitors in North America and elsewhere (many of whom are not U.S. public companies) because the Company could ultimately publicly commit to implement can coatings conversions on a timeline incompatible with its many customers' varied plans for conversion. Such customers would likely seek alternate supply of cans from our competitors who are not subject to such shareholder oversight.

Moreover, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(7) of proposals requesting a report on particular substances used in a company's products and the development of a plan to reduce the use of those substances as relating to the development, manufacture and sale of particular products. *See Family Dollar Stores, Inc.* (Nov. 6, 2007; *recon. denied* Nov. 20, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report evaluating the company's policies and procedures for minimizing customer exposure to toxic substances and hazardous components in its marketed products as relating to the sale of particular products); *Walgreen Co.* (Oct. 13, 2006) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report evaluating policies and procedures for systematically minimizing customers' exposure to toxic substances in products as relating to the sale of particular products); *Wal-Mart Stores, Inc.* (Mar. 24, 2006) (same). *See also, e.g., DENTSPLY Int'l Inc.* (Mar. 21, 2013) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report summarizing the company's policies and plans for phasing out mercury from its products); *Danaher Corp.* (Mar. 8, 2013) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report summarizing the company's policies and plans for eliminating the release of mercury from its products).

Accordingly, consistent with the 1998 Release and the precedent described above, the Company believes that the Proposal may be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me by phone at (312) 407-0738 or via email at shilpi.gupta@skadden.com.

Very truly yours,

Shilpi Gupta /MEH

Shilpi Gupta

cc: Charles E. Baker, Esq., Ball Corporation

Natasha Lamb, Arjuna Capital/Baldwin Brothers, Inc.

EXHIBIT A

Whereas: Ball is one of the world's leading suppliers of metal packaging to the beverage and food products industries, with consumer facing customers including The Coca-Cola Company, PepsiCo, and Unilever. Ball uses epoxy-based coatings containing Bisphenol A (BPA), a potentially hazardous chemical, to line its containers.

BPA can leach out of these linings, resulting in human exposures. BPA is a synthetic estrogen, first approved by the US Food and Drug Administration (FDA) in the 1960's, which has been linked to health effects including cancer, obesity, abnormal brain development and reproductive problems. Testing from the Centers for Disease Control revealed BPA in 93% of Americans tested.

The *New York Times* reported in June of this year, "some food giants like General Mills and the Campbell Soup Company have shifted away from using bisphenol A."

Ball has responded in part to these concerns by converting some cans to an FDA-approved non-epoxy-based coating, which, for example, it sells to customer Eden Foods. The company has stated it is "committed to responding to our customers' needs" and "recognizes significant interest exists in non epoxy-based coatings."

Regulatory risk surrounding BPA use is high particularly in light of consumer concerns, evidenced by the FDA's 2012 ban of BPA in baby bottles and children's cups. The *New York Times* reported:

"Manufacturers have already stopped using the chemical in baby bottles and sippy cups, and the F.D.A. said that its decision was a response to a request by the American Chemistry Council, the chemical industry's main trade association, that rules allowing BPA in those products be phased out, in part to boost consumer confidence."

Canada, the European Union, and at least five other countries have enacted bans similar to the FDA's. Japan took BPA out of can linings in the 1990's. And while the FDA has not banned BPA from all food packaging, it has stated it will continue to examine the ongoing research of BPA's effects on health.

Ball acknowledges in the company 10-K that "a significant change in these regulatory agency statements, adverse information concerning BPA, or rulings made within certain federal, state, provincial and local jurisdictions could have a material adverse effect on our business, financial condition or results of operations."

Resolved: Shareholders request Ball issue a report (by October 2016, at reasonable cost, omitting proprietary information) reviewing the Company's policies, actions, and plans to reduce BPA use in its products and set quantitative targets to phase out the use of BPA, in light of reputational and regulatory risks.

Supporting Statement: We believe a report adequate for investors to assess the Company's strategy would discuss progress toward evaluating alternatives to current epoxy-based coatings, regulatory risk, and customer demand given the reputational risk of BPA use in consumer products.

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

November 13th, 2015

Ball Corporation
Charles E. Baker
Corporate Secretary
10 Longs Peak Drive
Broomfield, CO 80021-2510

Dear Mr. Baker:

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Ball Corporation. on behalf of our client Adam Seitchik. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Adam Seitchik holds more than $2,000 of BLL common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2016 annual meeting. Enclosed please find verification of the position and a letter from Adam Seitchik authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on his behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Ball about the contents of our proposal.

Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

Cc: John A. Hayes, Chief Executive Officer

Enclosures

November 10, 2015

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
353 West Main Street
Durham, NC 27701

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Ball Corporation regarding consumer safety and BPA.

I am the beneficial owner of more than $2,000 worth of common stock in Ball Corporation (BLL) that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Adam D Seitchik

c/o Arjuna Capital/Baldwin Brothers Inc.
353 West Main Street
Durham, NC 27701

charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 13, 2015

Re: *** FISMA & OMB Memorandum M-07-16 *** /Acct ADAM D SEITCHIK ROLLOVER IRA

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 45 shares of BLL common stock. These 45 shares have been held in this account continuously for at least one year prior to November 13, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer

Justin Creamer
Relationship Specialist

#1213-8191